First South Bancorp, Inc.

ANNUAL REPORT
2001

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements
December 31, 2001 and 2000

Bank Staff

Margaret W. Bailey, *Client Representative II*
Lisa C. Camp, *Client Representative II*
Kimberly S. Carter, *Banking Officer*
Julie M. Cason, *Senior Administrative Assistant*
Rebecca Ree Davis, *Deposit Operations Assistant II*
Timothy C. Ellis, *Vice President*
Jean P. Ellison, *Assistant Vice President*
Susan T. Gregory, *Loan Operations Administrative Assistant*
Lawrence O. Harper, *Senior Vice President*
Andrea L. Hollis, *Personal Banker*
Ashley F. Houser, *Regional President - Columbia*
Shannon E. Hyder, *Deposit Operations Assistant I*
Kim M. Karaszewski, *Loan Operations Assistant I*
Melissa K. Littlefield, *Assistant Vice President*
Allen P. Long, *Vice President*
Deborah L. Masolwa, *Client Service Representative II*
Joyce W. Miller, *Personal Banker*
Brian A. Murdoch, *Vice President*
Terri L. Parker, *Banking Officer*
Angela C. Robinson, *Client Representative II*
Linda C. Rollins, *Administrative Assistant II*
Brian R. Samson, *Senior Vice President*
Annie L. Scott, *Client Representative II*
V. Lewis Shuler, *Executive Vice President*
Barry L. Slider, *President & Chief Executive Officer*
Charles P. Tirpak, *Courier*
Patricia G. Turner, *Administrative Assistant I*
Kay W. Webb, *Administrative Assistant II*
Jane D. Wise, *Banking Officer*
Maggie B. Witherspoon, *Vice President*

First South Financial Services

Sandy L. Bridges, *Mortgage Loan Consultant*
Frederick D. Gibbs, *President*
Barbara L. Lance, *Executive Assistant*
Brian S. Simmons, *Financial Advisor*
Brandie T. Williams, *Financial Consultant*
Lori Ann Witnik, *Financial Services Specialist*

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Contents

Board of Directors

Roger A. F. Habisreutinger
Chairman of the Board

Richard H. Brooks
Harold E. Fleming
Joel C. Griffin
Ashley F. Houser
Herman E. Ratchford
Chandrakant V. Shanbhag
Barry L. Slider
David G. White

Executive Officers

Barry L. Slider
President, Chief Executive Officer
and Vice Chairman

V. Lewis Shuler
Executive Vice President
Secretary & Treasurer

Dear Valued Shareholder:

With First South Bancorp, Inc. having completed just its fifth full year of operation in 2001, we are very pleased to provide you a report on the progress your bank is making toward achieving the growth and earnings performance your investment deserves. We would be remiss in expressing the extent of our gratitude to you for your contribution to your bank's success if we did not begin here by stating that we recognized and greatly appreciate your continued support. It has been a major factor in the success which has been achieved thus far.

We take great pleasure in providing these 2001 performance highlights of YOUR bank. During the twelve month period which ended December 31, 2001, assets grew to $146.6 million, a 27.8 % increase from December 31, 2000. Most of this growth, $21.4 million, came from our client base. More significantly, the heart of the bank's earning assets, quality loans, increased by $ 43.3 million, or 52.3 %, from December 31, 2000, to December 31, 2001. Earnings for the period ending December 31, 2001, as compared to the period ending December 31, 2000, increased 15.9 % to $905,835. On a per share basis, earnings increased from $ .85 in 2000 to $.99 in 2001. The book value of your investment increased in 2001 by 8.6%, to $14.07 from $12.96 on December 31, 2000.

The Board of Directors and bank staff are very proud of the results shown in this report. We remain cognizant and take very seriously our obligation to manage your investment in a committed, ethical, and profitable manner. It is our pledge to you to continue to do so.

Again, thank you for your continued support and the many contributions you make to the success of your bank.

Sincerely,

Roger A. F. Habisreutinger
Chairman of the Board

Barry L. Slider
President and
Chief Executive Officer

Independent Auditors' Report

The Board of Directors and Stockholders
First South Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of First South Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and Subsidiary at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Spartanburg, South Carolina
January 11, 2002

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets

	2001	2000
Cash and due from banks	$ 3,039,047	$ 2,043,654
Interest-bearing deposits	3,4000,000	8,853,682
Securities available for sale (cost basis of $8,722,956 and $12,286,414, respectively) (Note 3)	8,900,678	12,281,596
Securities held for investment (market value of $1,441,576 and $4,432,542, respectively) (Note 3)	1,349,936	4,349,020
Loans (Note 4)	126,166,046	82,838,428
Less: allowance for loan losses (Note 4)	(1,450,000)	(1,055,000)
net deferred loan fees (Note 4)	(103,325)	(40,975)
Net loans	124,612,721	81,742,453
Premises and equipment, net (Note 5)	2,876,229	2,905,738
Other assets	2,328,241	2,504,307
Total Assets	$146,506,852	$114,680,450

Liabilities and Stockholders' Equity

	2001	2000
Deposits (Note 6)		
Noninterest-bearing demand	$ 9,730,668	$ 6,355,462
Interest-bearing demand and savings	28,577,686	28,272,956
Time deposits	78,974,722	63,957,092
Total deposits	117,283,076	98,585,510
Retail repurchase agreements	5,209,370	2,553,119
Other borrowed funds (Note 7)	10,000,000	-
Other accrued expenses and liabilities	1,105,453	1,651,877
Total liabilities	133,597,899	102,790,506
Stockholders' equity (Notes 8,11 and 13)		
Common stock no par value; authorized 20,000,000 shares; 917,780 issued and outstanding at December 31, 2001 and 2000	-	-
Paid-in capital	11,096,989	11,096,989
Retained earnings	1,701,776	795,941
Accumulated other comprehensive (loss)	110,188	(2,986)
Stockholders' equity	12,908,953	11,889,944
Commitments (Notes 4 and 10)	-	-
	$146,506,852	$114,680,450

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Operations
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income			
Loans	$ 8,596,068	$ 7,521,179	$ 4,172,306
Federal funds sold	1,363	14,672	195,316
Securities			
U.S. Government and agency obligations	787,742	667,137	581,440
State and local obligations	25,979	25,977	25,975
Equity and other securities	80,154	16,238	11,392
Deposits with banks	177,014	491,350	18,913
Total interest income	9,668,320	8,736,553	5,005,342
Interest expense			
Deposits			
Time	3,697,867	3,570,182	1,694,408
Interest-bearing demand and savings	922,915	1,144,521	709,482
Borrowed Funds	384,005	17,353	16,751
Other	130,219	104,590	71,782
Total interest expense	5,135,006	4,836,646	2,492,423
Net interest income	4,533,314	3,899,907	2,512,919
Provision for loan losses (Note 4)	445,853	254,855	225,270
Net interest income after provision for loan losses	4,087,461	3,645,052	2,287,649
Non-interest income			
Service charges, fees, and commissions	374,687	187,880	174,909
Other	56,559	96,017	64,717
Total other operating income	431,246	283,897	239,626
Non-interest expenses			
Salaries and employee benefits	1,921,795	1,629,895	1,119,603
Occupancy and equipment	480,377	464,556	350,617
Other	796,125	688,304	550,864
Total other operating expenses	3,198,297	2,782,755	2,021,084
Income before income taxes	1,320,410	1,146,194	506,191
Current income tax expense (Note 9)	612,575	460,464	203,479
Deferred income tax benefit	(198,000)	(96,000)	(202,300)
Net income	$ 905,835	$ 781,730	$ 505,012
Earnings per common share (Notes 2, 15)	$ 0.99	$ 0.85	$ 0.55
Diluted earnings per common share (Notes 2, 15)	$ 0.97	$ 0.84	$ 0.54

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2001, 2000 and 1999

	Common Stock in Number of Shares	Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1998	$ 915,759	$11,066,532	$ (490,801)	$ (10,896)	$ 10,564,835
Exercised stock options	102	1,184	-	-	1,184
Stock in lieu of director fee	1,319	22,423	-	-	22,423
Comprehensive income:					
Net income	-	-	505,012	-	
Net change in unrealized gain on securities available for sale, net of tax of ($119,528)				(184,122)	
Comprehensive income	-	-	-	-	320,890
Balance at December 31, 1999	917,180	11,090,139	14,211	(195,018)	10,909,332
Exercised stock options	600	6,850	-	-	6,850
Comprehensive income:					
Net income	-	-	781,730	-	
Net change in unrealized gain on securities available for sale, net of tax of ($122,775)	-	-	-	(192,032)	
Comprehensive income	-	-	-	-	973,762
Balance at December 31, 2000	917,780	11,090,989	795,941	(2,986)	11,889,944
Comprehensive income:					
Net income	-	-	905,835	-	
Net change in unrealized gain on securities available for sale, net of tax of ($72,357)	-	-	-	113,174	
Comprehensive income	-	-	-	-	1,019,009
Balance at December 31, 2000	$ 917,780	$11,096,989	$ 1,701,776	$ 110,188	$ 12,908,953

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 905,835	$ 781,730	$ 505,012
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	203,548	201,978	172,027
Provision for loan losses	445,853	254,855	225,270
Loss on sale of other real estate owned	-	-	36,603
Deferred tax asset	(198,000)	(96,000)	(202,300)
Director fees	-	-	22,423
Amortization, net	-	48,078	112,810
Decrease (increase) in interest receivable	172,270	(409,132)	(99,981)
Decrease (increase) in other assets	170,380	(263,349)	(219,687)
Increase (decrease) in accrued expenses and other liabilities	(546,424)	438,688	579,381
Net cash provided by operating activities	1,153,462	956,848	1,131,558
Cash flows from investing activities			
Origination of loans, net of principal collected	(43,316,121)	(26,606,143)	(21,169,141)
Proceeds from matured / called securities available for sale	12,000,896	-	-
Proceeds from matured / called securities held for investment	2,999,084	-	-
Purchase of securities available for sale	(8,437,438)	(2,000,000)	(1,000,000)
Purchase of securities held for investment	-	(3,974,020)	-
Proceeds from sale of other real estate owned	-	753,100	379,865
Purchases of premises and equipment	(174,038)	(244,285)	(141,342)
Increase in cash surrender value of life insurance	(37,951)	(34,972)	(846,204)
Purchases of restricted FHLB stock	-	-	(58,500)
Proceeds from call of available for sale securities	-	-	1,000,000
Purchase of other real estate owned	-	-	(343,086)
Net cash used in investing activities	(36,965,568)	(32,106,320)	(22,178,408)
Cash flows from financing activities			
Net increase in deposits	18,697,566	39,870,192	16,768,218
Proceeds from exercise of stock options	-	6,850	1,184
Net increase in retail repurchase agreements	2,656,251	829,955	396,919
Proceeds of advances from FHLB	12,500,000	-	-
Repayment of advances from FHLB	(2,500,000)	(2,500,000)	
Proceeds from other borrowings	-	-	2,500,000
Proceeds from stock sale	-	-	-
Net cash provided by financing activities	31,353,817	38,206,997	19,666,321
Net increase (decrease) in cash and cash equivalents	(4,458,289)	7,057,525	(1,380,529)
Cash and cash equivalents at beginning of year	10,897,336	3,839,811	5,220,340
Cash and cash equivalents at end of year	$ 6,439,047	$ 10,897,336	$ 3,839,81
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 5,472,592	$ 4,316,086	$ 1,797,793
Cash paid (received) during the year for income taxes	$ 811,581	$ 462,271	$ (7,138)

See accompanying notes to consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY

Notes to the Consolidated Financial Statements
December 31, 2001 and 2000

Note 1 - Organization

First South Bancorp, Inc. (the "Corporation" or the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for First South Bank (the Bank). On September 30, 1999, pursuant to a plan of exchange approved by the shareholders of the Bank, all of the outstanding shares of common stock of the Bank were exchanged for shares of common stock of the Corporation. The Corporation presently engages in no business other than that of owning the Bank and has no employees. The Bank was incorporated on April 23, 1996, and began banking operations on August 19, 1996. The Bank is a South Carolina chartered commercial bank and is engaged in lending and deposit gathering activities from two branches in Spartanburg County and one branch in Columbia, South Carolina. It operates under the laws of South Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation and the South Carolina State Board of Financial Institutions.

Note 2 - Summary of significant accounting policies

The following is a description of the significant accounting and reporting policies that First South Bancorp, Inc. and Subsidiary (the "Company") follows in preparing and presenting their financial statements.

(a) Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities

Investments in equity securities that have readily determinable fair values and all investments in debt securities are classified at acquisition into one of three categories and accounted for as follows:

- securities held for investment are held-to-maturity and reported at amortized cost,
- trading securities are reported at fair value with unrealized gains and losses included in earnings, or;
- securities available-for-sale are reported at estimated fair value with unrealized gains and losses reported as a separate component of comprehensive income (net of tax effect).

The Company intends to hold the available-for-sale securities for an indefinite period of time but may sell them prior to maturity. All other securities have been classified as held-to-maturity securities because management has determined that the Company has the intent and the ability to hold all such securities until maturity.

Gains and losses on sales of securities are recognized when realized on a specific identification basis. Premiums and discounts are amortized into interest income using a method that approximates the level yield method.

The Company had no investments classified as trading securities at December 31, 2001 and 2000.

(d) Loans and allowance for loan losses

Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis. The accrual of interest is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when the loan is 90 days delinquent. All interest accrued but not collected for loans that are placed on nonaccrual is reversed against interest income.

The Company uses the allowance method in providing for possible loan losses. The provision for loan losses is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and inherent losses in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans and other factors. Management believes that the allowance for loan losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Management considers loans to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgments include, but are not limited to, loan payment pattern, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of loans with certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal.

(e) Other real estate owned

Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. OREO is reported net of allowance for losses in the Company's financial statements.

(f) Premises and equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line-basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expense as incurred.

(g) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

(h) Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits. During the normal course of business, the Company may have cash deposits with banks that are in excess of federally insured limits.

(i) Earnings per common share

Earnings per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings per common share includes the dilutive effect of outstanding stock options.

(j) Fair value of financial instruments

Financial Accounting Standards Board ("FASB") Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered an indication of the liquidation value of the Company, but rather represent a good-faith estimate of the value of the financial instruments held by the Company.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments.

Cash and cash equivalents. For cash on hand, amounts due from banks, federal funds sold, and interest-bearing deposits, the carrying value approximates fair value.

Securities. The fair value of investments securities is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Restricted FHLB stock is valued at cost.

Loans. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of variable rate loans with frequent repricing and no significant changes in credit risk approximates book value.

Deposits and borrowings. The fair value of fixed rate time deposits and borrowed funds is estimated by discounting the future cash flows using the current rates at which similar deposits and borrowings would be accepted for the same remaining maturities.

Other interest-bearing liabilities. The carrying value of retail repurchase agreements and other borrowed funds approximates fair value since these obligations have variable interest rates with daily repricings.

Commitments. The fair value of commitments to extend credit is considered to approximate carrying value since the large majority of these commitments would result in loans that have variable rates and/or relatively short terms to maturity. For other commitments, generally of a short-term nature, the carrying value is considered to be a reasonable estimate of fair value.

(k) Recent accounting pronouncements

FASB Statement No. 144, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in August 2001 and supersedes Statement No. 121. Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of Statement No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company expects that adopting the provisions of this Statement will not have a material impact on the consolidated financial statements of the Company.

(l) Operating Segments

The FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997, which establishes standards for the way public business enterprises report information about operating segments. This statement also establishes standards for related disclosures about products, services, geographic areas and major customers. In adopting Statement No. 131, the Company has determined that, using the definitions contained in the statement, all of its activities constitute only one reportable operating segment.

(m) Financial statement reclassification

Certain of the prior year amounts have been reclassified to conform to current year presentation; such reclassifications are immaterial to the financial statements.

Note 3 - Securities

Available for sale

A summary of the amortized cost and estimated fair value of securities available for sale follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
U.S. Government agency obligations	$ 8,000,000	$ 181,249	$ -	$ 8,181,249
State and local obligations	122,956	-	3,257	119,429
Restricted FHLB stock	600,000	-	-	600,000
Total securities available for sale	$ 8,722,956	$ 181,249	$ 3,257	$ 8,900,679
December 31, 2000				
U.S. Government agency obligations	$ 12,000,000	$ -	$ 3,748	$11,996,252
State and local obligations	122,914	-	1,070	121,844
Restricted FHLB stock	163,500	-	-	163,500
Total securities available for sale	$ 12,286,414	$ -	$ 4,818	$12,281,596

There were no sales of securities available for sale during 2001, 2000 and 1999.

Held for investment

A summary of the carrying value and estimated fair market value of securities held for investment follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
U.S. Government agency obligations	$ 500,000	$ 29,063	$ -	$ 529,063
Trust Preferred securities	474,936	61,957	-	536,893
State and local obligations	375,000	1,020	-	376,020
Total securities held for investment	$ 1,349,936	$ 92,040	$ -	$ 1,441,976
December 31, 2000				
U.S. Government agency obligations	$ 3,500,000	$ 36,564	$ -	$ 3,536,564
Trust Preferred securities	474,020	44,231	-	518,251
State and local obligations	375,000	2,727	-	377,727
Total securities held for investment	$ 4,349,020	$ 83,522	$ -	$ 4,432,542

There were no sales of securities held for investment in 2001, 2000 and 1999.

The scheduled maturities of securities held for investment and available for sale at December 31, 2001 were as follows:

	Available for Sale		Held for Investment	
	Amortized Costs	Estimated Fair Value	Amortized Costs	Estimated Fair Value
Due in one year or less	$ 3,000,000	$ 3,013,125	$ -	$ -
Due from one to five years	4,000,000	4,137,500	500,000	529,063
Due from five to 10 years	1,000,000	1,030,625	-	-
Due after ten years	122,956	119,428	849,936	912,913
Equity securities	600,0000	600,000	-	-
	$ 8,722,956	$ 8,900,678	$ 1,349,936	$ 1,441,976

At December 31, 2001, securities with a carrying value of approximately $8,000,000 were pledged to secure public funds, retail repurchase agreements and Treasury, tax and loan deposits.

Note 4 - Loans and allowance for loan losses

Loans at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Construction and land development	$ 13,097,957	$ 11,349,351
1-4 Family residential properties	25,378,155	16,803,152
Multifamily residential properties	1,155,954	1,557,548
Nonfarm nonresidential properties	48,595,504	28,367,706
Other real estate loans	1,038,860	544,143
Commercial and industrial	36,220,643	23,564,652
Consumer	629,235	460,842
Other	49,738	191,03
Total loans	126,166,046	82,838,428
Less: Allowance for loan losses	(1,450,000)	(1,055,000)
Net deferred loan fees	(103,325)	(40,975)
	$ 124,612,721	$ 81,742,453

The activity in the allowance for loan losses for 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
Balance at beginning of year	$ 1,055,000	$ 800,000	$ 575,000
Provision charged to operations	445,853	254,855	225,270
Loan charge-offs	(51,670)	-	(400)
Loan recoveries	817	145	130
Balance at end of year	$ 1,450,000	$ 1,055,000	$ 800,000

At December 31, 2001 and 2000, nonaccrual loans amounted to $396,232 and $287,662, respectively. There were no impaired loans at December 31, 2001 and 2000.

At December 31, 2001, the Company had loans outstanding to officers, directors, and their related interests of $6,189,850. During 2001, directors, officers, and their related interests borrowed $4,454,255 and repaid $3,516,888. At December 31, 2000, the Bank had loans outstanding to officers, directors, and their related interests of $5,252,483. During 2000, directors, officers, and their related interests borrowed $5,475,440, and repaid $5,851,691.

In the normal course of business there are outstanding commitments for the extension of credit which are not reflected in the financial statements. At December 31, 2001 and 2000, pre-approved but unused lines of credit for loans totaled approximately $18,451,000 and $17,137,000, respectively. In addition, the Company had issued standby letters of credit amounting to approximately $947,000 and $1,481,500 at December 31, 2001 and 2000, respectively. These commitments represent no more than the normal lending risk that the Company commits to its borrowers. If these commitments are drawn, the Company will obtain collateral if it is deemed necessary based on management's credit evaluation of the counterparty. Management believes that these commitments can be funded through normal operations.

The Company grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Spartanburg and Richland Counties in South Carolina. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

Note 5 - Premises and equipment

Premises and equipment at December 31, 2000 and 1999 are summarized as follows:

	2001	2000
Land	$ 431,412	$ 431,412
Buildings	2,253,509	2,201,620
Leasehold Improvements	93,590	93,590
Furniture and equipment	971-529	849,379
	3,750,040	3,576,001
Less: accumulated depreciation	(873,811)	(670,263)
	$ 2,876,229	$ 2,905,738

Depreciation expense for the years ended 2001, 2000 and 1999 was $203,548, $201,978, and $172,027, respectively.

Note 6 - Deposits

A summary of deposit accounts at December 31, 2001 and 2000 follows:

	2001	2000
Demand		
Non-interest bearing	$ 9,730,668	$ 6,355,462
Interest bearing	25,806,825	26,032,496
Savings	2,770,861	2,240,460
Time, $100,000 or more	14,947,277	18,501,960
Other time	64,027,445	45,455,132
	$ 117,283,076	$ 98,585,510

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$75,871,000
2003	2,779,000
2004	125,000
2005	100,000
2006 and thereafter	100,000
Thereafter	
	$78,975,000

Directors and executive officers were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $1,257,879 and $3,121,000 at December 31, 2001 and 2000, respectively.

Note 7 – Other borrowed funds

At December 31, 2001, the Bank had two $5,000,000 advances outstanding from the Federal Home Loan Bank ("FHLB"). The borrowings carried interest rates of 4.3% and 4.6% and mature in February and March of 2011. At December 31, 2000, the Bank had no advances outstanding from the FHLB.

At December 31, 2001 and 2000, the Bank had $5,500,000 in unused lines of credit to purchase federal funds from banks.

Note 8 - Regulatory capital requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company and the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Total Capital (To Risk Weighted Assets)	$ 14,249,000	11.4%	$ 10,003,000	>8.0%	$ 12,504,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$ 12,799,000	10.2%	5,001,000	>4.0%	7,502,000	> 6.0%
Tier I Capital (To Average Assets)	$ 12,799,000	9.1%	5,650,000	>4.0%	7,062,000	> 5.0%
December 31, 2000						
Total Capital (To Risk Weighted Assets)	$ 12,948,000	14.8%	$ 6,996,000	>8.0%	$ 8,745,000	>10.0%
Tier I Capital (To Risk Weighted Assets)	$ 11,893,000	13.6%	3,498,000	>4.0%	5,247,000	> 6.0%
Tier I Capital (To Average Assets)	$ 11,893,000	12.4%	3,852,000	>4.0%	4,815,000	> 5.0%

Note 9 - Income taxes

The provision for income taxes is summarized below

	2001	2000	1999
Currently Payable			
Federal	$ 571,902	$ 427,182	$ 181,931
State	40,673	33,282	21,548
	612,575	460,464	203,479
Deferred			
Federal	(177,856)	(89,861)	(196,632)
State	(20,144)	(6,139)	(5,668)
	(198,000)	(96,000)	(202,300)
Total income taxes	$ 414,575	$ 364,464	$ 1,179

The reasons for the difference between the statutory federal income tax rates and the effective tax rates are summarized as follows for:

	Years ended December 31		
	2001	**2000**	**1999**
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal benefit	(2.0%)	(3.1%)	(3.1%)
Effect of tax exempt interest and dividends	(1.5%)	(1.7%)	(1.4%)
Life Insurance	(3.2%)	(3.7%)	(1.0%)
Change in valuation allowance	-	-	(30.8%)
Other, net	4.1%	6.3%	2.3%
	31.4%	31.8%	-%

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2001	**2000**
Deferred tax assets		
Allowance for loan losses	$ 433,000	$ 359,000
Loan fee deferral	40,000	16,000
Unrealized loss on securities available for sale	-	2,000
Start-up costs amortization	-	18,000
Other	23,000	13,000
Gross deferred tax assets	496,000	408,000
Less valuation allowance	(1,300)	(1,300)
Net deferred tax assets	494,700	406,700
Deferred tax liabilities	(65,700)	(31,000)
Net	$ 429,000	$ 375,700

Note 10 - Operating leases

The Company leases the land and building for its branches under operating leases. Future minimum lease payments at December 31, 2001, are as follows:

2002	$ 121,680
2003	112,434
2004	77,686
2005 and thereafter	-
	$ 311,800

Total lease expense was $120,062, $112,434 and $59,642 for 2001, 2000 and 1999, respectively.

Note 11 – Restrictions on dividends, loans and advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's common stock and surplus on a secured basis.

In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect would cause the Bank's capital to be reduced below applicable minimum regulatory capital requirements.

Note 12 - Employee benefit plan

401(k) plan

All employees of the Company who meet certain eligibility criteria are permitted to participate in a 401(k) plan. For each employee's contribution up to 6%, the Company makes a 100% matching contribution. Expense related to this plan was $68,052, $48,982 and $37,188 in 2001, 2000 and 1999, respectively.

Salary continuation plan

During 1999, the Company entered into a salary continuation agreement with certain officers of the Company. The plan provides for a series of payments over a specified number of periods to these employees upon their retirement or termination as stated in the plan. The amount of accrued benefit expense included in other liabilities was $59,306 and $31,934 at December 31, 2001 and 2000, respectively.

Note 13 - Stock options

The Company has issued incentive stock options to certain officers and employees. These options are accounted for under the provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* As permitted by Statement No. 123, the Company has elected to continue using the measurement method prescribed in Accounting Principles Board Opinion No. 25 and, accordingly, Statement No. 123 has no effect on the Company's financial position or results of operations.

The following is a summary of stock option activity and related information for the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding-						
Beginning of period	$ 71,628	$ 14.23	$ 58,100	$ 13.76	$ 37,992	$ 12.10
Granted	22,487	19.42	15,178	17.01	20,208	16.89
Exercised	-	-	(600)	11.42	(100)	11.00
Forfeited	-	-	(1,050)	16.64	-	-
Outstanding-End of Period	94,115	$ 15.62	71,628	$ 14.23	58,100	$ 13.76
Exercisable-End of Period	53,397	$ 13.74	38,505	$ 12.59	30,720	$ 11.70
Weighted average fair value of options granted		$ 8.73		$ 8.32		$ 8.43

Exercise prices for options outstanding as of December 31, 2001 and 2000 ranged from $11.00 to $21.00. The weighted average remaining contractual life of those options is approximately 8 years at December 31, 2001 and 2000.

Because the Company had adopted the disclosure only provisions of Statement No. 123, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date of the awards consistent with the provisions of Statement No. 123, the Company's net earnings and earnings per share would have increased to the pro forma amounts indicated below:

	2001	2000	1999
Net income – as reported	$ 781,730	$ 781,730	$ 505,012
Net income – pro forma	778,241	728,897	480,678
Earnings per common share - as reported	.99	.85	.55
Earnings per common share - pro forma	.85	.79	.53
Diluted earnings per common share - as reported	.97	.84	.54
Diluted earnings per common share - pro forma	.83	.78	.51

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999; dividend yield of 0%, expected volatility of 20%, risk-free interest rates of 5.00% in 2001, 6.00% in 2000 and 6.25% in 1999, and expected lives of 10 years for the options.

Note 14 - Fair value of financial instruments

The estimated fair value of financial instruments are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)		(in thousands)	
Financial assets				
Cash and cash equivalents	$ 6,439	$ 6,439	$ 10,898	$ 10,898
Securities				
Available for sale	8,901	8,901	12,282	12,282
Held for investment	1,350	1,442	4,349	4,433
Loans	126,166	126,560	82,838	81,565
Financial liabilities				
Deposits	117,283	118,207	98,586	98,586
Retail repurchase agreements	5,209	5,209	2,553	2,553
Other borrowed funds	10,000	10,518	-	-

The fair value estimates are made at a specific point in time based on relevant market and other information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 15 - Earnings per common share (EPS)

The reconciliation of the numerators and denominators of the earnings per common share and diluted EPS computation follows:

December 31, 2001	Income (Numerator)	Shares (Denominator)	Per Share Amount
Earnings per common share:			
Income available to common stockholders	$ 905,835	917,780	$ .99
Effect of dilutive securities			
Stock options	-	18,387	(.02)
Diluted EPS:			
Income available to common stockholders + assumed conversions	$ 905,835	936,167	$ .97

Options to purchase 400 shares of common stock at $20 per share and options to purchase 11,700 shares of common stock at $21.00 per share were not included in the computation of diluted earnings per share for 2001 because the options' exercise price was greater than the average market price of the common shares.

December 31, 2000	Income (Numerator)	Shares (Denominator)	Per Share Amount
Earnings per common share:			
Income available to common stockholders	$ 781,730	917,780	$ .85
Effect of dilutive securities			
Stock options	-	10,784	(.01)
Diluted EPS:			
Income available to common stockholders + assumed conversions	$ 781,730	928,009	$ .84

Options to purchase 30,078 shares of common stock at $17 per share, options to purchase 300 shares of common stock at $17.25 per share and options to purchase 100 shares of common stock at $17.63 per share were not included in the computation of diluted earnings per share for 2000 because the options' exercise price was greater than the average market price of the common shares.

December 31, 1999	Income (Numerator)	Shares (Denominator)	Per Share Amount
Earnings per common share:			
Income available to common stockholders	$ 505,012	915,803	$ .55
Effect of dilutive securities Stock options	-	11,053	(.01)
Diluted EPS:			
Income available to common stockholders + assumed conversions	$ 505,012	926,856	$ .54

All options to purchase shares of common stock were included in the computation of diluted earnings per share in 1999 as all options were dilutive for those periods.

Note 16 – Condensed financial statements of parent company

Financial information pertaining to First South Bancorp, Inc. is as follows:

Balance Sheet

	December 31, 2001	December 31, 2000
Assets		
Investment in common stock of First South Bank	$ 12,908,953	$ 11,889,944
Total assets	$ 12,908,953	$ 11,889,944
Stockholders' Equity		
Stockholders' equity	$ 12,908.953	$ 11,889,944
Total stockholders' equity	$ 12,908.953	$ 11,889,944

Statement of Operations

	Year Ended December 31, 2001	Year Ended December 31, 2000
Income		
Operating income	$ -	$ -
Expense		
Other expenses – directors' fee	-	-
Loss before equity in undistributed net income of First South Bank	-	-
Equity in undistributed net income of First South Bank	905,835	781,730
Net income	$ 905,835	$ 781,730

The parent company had no cash transactions during 2000 or 1999. The directors' fees were paid with Company stock in lieu of cash.

Note 17 – Noncash transactions

There were no noncash transactions during the year ended December 31, 2001. The Company foreclosed on assets during the year ended December 31, 2000 and transferred the loans and accrued interest balances at the time of foreclosure to other real estate owned in the amount of $1,110,961.